Mynaric AG

Dornierstraße 19

82205 Gilching

Germany

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549-3628

November 8, 2021

Attention:	Joseph Cascarano
Robert Littlepage
Alexandra Barone
Jan Woo

Re:	Mynaric AG
Registration Statement on Form F-1
File No. 333-260357

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form F-1 (File No. 333-260357) (the “Registration Statement”) of Mynaric AG (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on November 10, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Sullivan & Cromwell LLP, by calling Krystian Czerniecki at +49 (69) 4272-5525.

[signature page follows]

Thank you for your assistance in this matter.

Very truly yours, Mynaric AG

By:	/s/ Bulent Altan
	Name:	Bulent Altan
	Title:	Chief Executive Officer

By:	/s/ Stefan Berndt-von Bülow
	Name:	Stefan Berndt-von Bülow
	Title:	Chief Financial Officer

cc:	Krystian Czerniecki

(Sullivan & Cromwell LLP)

Craig F. Arcella

Sasha Rosenthal-Larrea

(Cravath, Swaine & Moore LLP)